Exhibit 21.1

List of Subsidiaries of Majesco

Name	State/Country of Organization or Incorporation
Majesco Canada Ltd.	Canada
Majesco Software and Solutions Inc.	New York
Majesco Sdn. Bhd.	Malaysia
Majesco UK Limited	United Kingdom
Majesco (Thailand) Co., Ltd.	Thailand
Majesco Software and Solutions India Private Limited	India